SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES.
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
AMVESCAP PLC
IMMEDIATE RELEASE 9 FEBRUARY 2005
CONTACT:  ANGELA TULLY  TEL: 020 7065 3652


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)        Name of company               AMVESCAP PLC

2)        Name of shareholder having a major interest


          AVIVA PLC and Morley Fund Management Limited (a subsidiary of AVIVA)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          REGISTERED HOLDERS              NUMBER OF SHARES HELD
          BNY Norwich Union Nominees Ltd  4,688,126 (Material)  AVIVA and Morley
          BT Globenet Nominees Ltd            6,300 (Material)  "      "      "
          Chase GA Group Nominees Ltd    16,091,958 (Material)  "      "      "
          Chase Nominees Ltd                  3,705 (Material)  "      "      "
          CUIM Nominee Ltd                4,156,730 (Material)  "      "      "

5)        Number of shares/amount of stock acquired     3,937,495

6)        Percentage of issued class                    0.48%

7)        Number of shares/amount of stock disposed     -

8)        Percentage of issued class                    -

9)        Class of security                             25P ORDINARY SHARES

10)       Date of transaction                           8 FEBRUARY 2005

11)       Date company informed                         9 FEBRUARY 2005

12)       Total holding following this                  24,946,819 - AVIVA
          notification                                      and Morley

13)       Total percentage holding of issued class
          following this notification                   3.08% AVIVA and Morley

14)       Any additional information                    -

15)       Name of contact and telephone number for queries

                ANGELA TULLY
                TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

               ANGELA TULLY
               AMVESCAP PLC
               ASSISTANT COMPANY SECRETARY

          Date of Notification     9 FEBRUARY 2005

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  9 February, 2005                   By   /s/  Angela Tully
      ----------------                     --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary